March 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Daniel L. Gordon
                                                Branch Chief

Re:                             SL Green Realty Corp.
Form 10-K for the year ended December 31, 2012
Filed February 27, 2013
File No. 001-13199

SL Green Operating Partnership, L.P.
Form 10-K for the year ended December 31, 2012
Filed March 4, 2013
File No. 333-167793-02

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 21, 2013 (the “Comment Letter”), relating to (i) the Annual Report on Form 10-K for the year ended December 31, 2012 (the “SL Green Form 10-K”) filed by SL Green Realty Corp. (the “Company”) on February 28, 2012 and (ii) the Annual Report on Form 10-K for the year ended December 31, 2012 (together with the SL Green Form 10-K, the “Form 10-Ks”) filed by SL Green Operating Partnership, L.P. on March 4, 2013.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

420 Lexington Avenue • New York, NY  10170 • (212) 594-2700 • Fax (212) 216-1790

SL Green Realty Corp Form 10-K

General

1.                                      Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

The Company acknowledges that the Staff may issue additional comments after the Company files its proxy statement on Schedule 14A.

2.                                      We note the increase in your development portfolio. In future periodic reports, to the extent the size of the development portfolio is material, please disclose for each development the anticipated completion date, the budgeted cost, and the costs incurred to date. In addition, please disclose the development costs incurred per square foot for any material developments that are completed in future reporting periods.

The Company advises the Staff that to the extent the portfolio of ground-up development properties becomes material, the Company will disclose the anticipated completion date, the budgeted cost and the costs incurred to date as well as the development costs incurred per square foot. As of December 31, 2012, properties listed in the development category in the property tables on page 28 of the SL Green Form 10-K comprise less than 7% of the Company’s total square footage under ownership. The majority of the assets included in the development category are properties which are being redeveloped or repositioned rather than properties at which ground-up development is occurring.

Lease Expirations, page 29

3.                                      We note your lease expiration tables. In future periodic reports please expand each of these tables to include a column disclosing the percentage of gross annual rental represented by such leases.

The Company advises the Staff that in future filings the Company will expand each of the lease expiration tables to include a column disclosing the percentage of gross annual rental represented by such leases.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 44

4.                                      We note the discussion of your 2012 leasing activity. In future periodic reports, please present your leasing activity disclosure through a tabular roll forward of vacant space at the start of the period to vacant space at the end of the period, including data on changes in net effective rents and second generation leasing costs. Please break out the data by property type. Any free rent periods should either be reflected in the comparative effective rent data or should be presented separately. Please also consider breaking out your Manhattan property portfolio and your suburban property portfolio.

The Company advises the Staff that in future filings the Company will revise its presentation of leasing activity in the format requested.

5.                                      We note your disclosure of Same-Store net operating income on page 46, as well as your disclosure of Same-Store revenue and Same-Store property operating expense on pages 45 and 47, respectively. To the extent that you continue to use Same-Store net operating income as a key performance indicator, please disclose the measure in your MD&A for all periods presented, reconcile it to the most directly comparable GAAP measure and disclose the reasons why management believes Same-Store net operating income provides useful information to investors.

The Company advises the staff that in future filings, to the extent that the Company continues to use Same-Store net operating income as a key performance indicator, the Company will disclose the measure in its MD&A for all periods presented, reconcile it to the most directly comparable GAAP measure and disclose the reasons why management believes Same-Store net operating income provides useful information to investors.

6.                                      We note that an entity which held the collateral for one of your loan positions was determined to be a VIE due to a reconsideration event, and you have been determined to be the primary beneficiary. Please explain the circumstances surrounding the reconsideration event as well as the impact on your consolidated financial statements. We may have further comment.

The Company advises the Staff that in September 2010, the Company, along with a joint venture partner, acquired a mortgage loan receivable at a discount which was secured by an office building located in London, UK. At that time, the joint venture, Ludgate Finance, LLC, was determined to be a voting interest entity under ASC 810. The Company consolidated the joint venture and recorded the mortgage loan receivable on its balance sheet as it controlled the joint venture through its ownership interest of approximately 88% and held the exclusive authority to manage the joint venture.

Upon a maturity default by the borrower in June 2012, Ludgate Finance, LLC gained control of Procession House One Unit Trust, the entity which owned the underlying office building securing the mortgage loan and assigned its rights to the property to a receiver, which is a requirement under UK law. In accordance with the guidance set forth in ASC 810-10-35-4, this represented a reconsideration event. The Company evaluated Procession House One Unit Trust under ASC 810 and determined it was a VIE because the total equity investment at risk was not sufficient to permit it to finance its activities without additional financial support by its equity holders. Ludgate Finance, LLC was deemed the primary beneficiary of Procession House One Unit Trust as it had the obligation through the mortgage loan to absorb the expected loss of the underlying property and the power to direct the receiver.

The Company consolidated the Procession House One Trust entity at fair-value in accordance with ASC 810-10-30. As the property was being marketed for sale by the receiver and the asset met the criteria requirements for held for sale, the property was classified in assets held for sale on the consolidated balance sheet in June 2012 and recorded at fair-value less cost to sell in accordance with ASC 360-10-45. The Company recorded a gain of $5.2 million as investment income which represented the difference between the carrying amount of the mortgage receivable and the fair-value of the consolidated property less cost to sell.  The property was subsequently sold in November 2012.

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In accordance with your request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in each of the Form 10-Ks;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-Ks; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our Chief Legal Officer, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer